Via Facsimile and U.S. Mail
Mail Stop 6010

September 29, 2006

Daniel Glassman
Chairman of the Board, President and
Chief Executive Officer
Bradley Pharmaceuticals, Inc.
383 Route 46 W.
Fairfield, NJ 07004

Re: Bradley Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
File Number: 001-31680

Dear Mr. Glassman:

        We have reviewed your filing and have the following comments. We have
limited our review to only your financial statements and related disclosures and do not
intend to expand our review to other portions of your document. In our comments, we
ask you to provide us with additional information so we may better understand your
disclosures. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and …, page 41</u>

<u>Liquidity and Capital Resources, page 50</u>

1.   Please provide us a revised table of contractual obligations and commitments that
        includes interest, not just principal, payments on your Senior Credit Facility. As
        the interest appears to be variable, please include a note to the table explaining
        how you estimated the interest payments. In addition, please include a "total"
        column in the revised table.

Critical Accounting Policies, page 53

2.   We believe that your disclosure related to estimates of items that reduce gross revenue, such as product returns, chargebacks, rebates and other discounts and allowances, could be improved. As such, please provide to us the following information, in disclosure-type format:

     a. The nature and amount of each accrual at the balance sheet date and the effect that could result from using reasonably likely assumptions other than what you used to arrive at each accrual, such as a range of reasonably likely amounts or other type of sensitivity analysis.

     b. Quantitative information about the factors that you consider in estimating each provision, such as the total amount of product that could potentially be returned as of the balance sheet date, in sales dollars, in tabular format and disaggregated by product and by expiration period.

     c. The extent to which the information utilized in estimating each provision is from external sources, such as end-customer prescription demand, third-party market research data, or comparing wholesaler inventory levels to end-customer demand.

     d. The nature, amount and your policy to account for any shipments made as a result of incentives and/or in excess of the inventory levels maintained by your customers in the ordinary course of their business.

     e. A roll forward of the provision for each estimate for each period presented showing the following:

          • Beginning balance,
          • Current provision related to sales made in current period,
          • Current provision related to sales made in prior periods,
          • Actual returns or credits in current period related to sales made in current period,
          • Actual returns or credits in current period related to sales made in prior periods, and
          • Ending balance.

     f. The amount of and reasons for fluctuations in each provision from period to period.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

Note C – Intangible Assets, page F-19

3.   We have the following comments regarding your intangible assets:

   a. Please provide us the disclosures required by paragraph 27 of SFAS 131
      and paragraph 45 of SFAS 142 about the assets of each segment you
      report.

   b. Please provide us, in disclosure-type format, the following information
      about your intangible assets by product or therapeutic category: their cost,
      accumulated amortization, weighted average amortization period, and
      aggregate and estimated amortization expense.

   c. Please provide to us, in disclosure-type format, your policy for amortizing
      your intangible assets and, to the extent that amortization is not being
      accelerated, please tell us why your method of amortization is appropriate.

   d. Please clarify for us, in disclosure-type format, where in Note C you have
      reflected the core technology discussed in Note J and explain to us why it
      is appropriate for its useful life to be longer than the useful lives of your
      patents.

   e. As your intangible assets appear to relate to specific products or
      therapeutic categories, the amortization of the intangible assets should be
      included in cost of sales or disclosure on the statement of income should
      clearly indicate its exclusion from cost of sales. Similarly this comment
      also applies to cost of sales and gross profit as disclosed in your selected
      financial data and quarterly financial information and elsewhere in the
      filing where gross profit may be discussed. Please refer to SAB Topic
      11.B.

Note J – Purchase of Bioglan Pharmaceuticals Company, page F-35

4.   It appears that at least 84% of the net sales of Bioglan were derived from three
        customers during each period since March 22, 2002 presented on page 8 of
        Exhibit 99.3 to Amendment No. 1 to Form 8-K that you filed on October 22,
        2004. As this disclosure suggests that Bioglan had significant customer
        relationships, please tell us why none of the purchase price for Bioglan was
        attributed to customer relationships and explain how that is consistent with SFAS
        141 and EITF 02-17.

5.   Please clarify for us why the pro forma information for 2004 is marked unaudited, as the disclosure appears to have been required by paragraphs 54 and 55 of SFAS 141 and is required to be audited.

* * * *

        Please provide us the additional information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

        You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Oscar Young, Senior Accountant, at (202) 551-3622 if you have any questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

                                                Sincerely,

                                                Jim B. Rosenberg
                                                Senior Assistant Chief
                                                Accountant